17 January 2008

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

[redacted]

08000466

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
<u>File number:82-3371</u>

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"ISSUANCE OF DOMESTIC UNSECURED YEN BONDS"

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
FEB 04 2008
THOMSON
FINANCIAL

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dlw 1/31

17 January 2008
Yasuo Inubushi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact: Publicity Group
Kobe Steel, Ltd.
Tel: Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

I. Domestic Unsecured Yen Bonds due 23 January 2013

1.	Name:	Kobe Steel, Ltd. Series 47 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	10 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	1.19% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 23 January 2013
8.	Offering Period:	17 January 2008
9.	Closing Date:	23 January 2008
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 23 January and 23 July
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	Mizuho Corporate Bank, Ltd.
14.	Underwriters:	Mizuho Securities Co., Ltd.

Use of Proceeds: To be applied mainly toward the redemption of bonds and also repayment of loans

II . Domestic Unsecured Yen Bonds due 23 January 2018

1.	Name:	Kobe Steel, Ltd. Series 48 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	10 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	1.81% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 23 January 2018
8.	Offering Period:	17 January 2008
9.	Closing Date:	23 January 2008
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 23 January and 23 July
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
14.	Underwriters:	Mizuho Securities Co., Ltd.

Use of Proceeds: To be applied mainly toward the redemption of bonds and also repayment of loans

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END